Exhibit 99.1

Tier-One South African Bank Goes Live Extending its Sapiens Relationship into
New Territory

Sapiens IDITSuite core solution for short term (P&C) business was chosen to improve time-to-
market and reduce complexity for new insurance products

Holon, Israel, August 23, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that a tier-1 bank in South Africa went live with Sapiens IDITSuite for Property & Casualty in Namibia as the core system for its short term (non-Life) insurance business there. The bank has already been using IDITSuite for its core short term operations in South Africa, in addition to Sapiens CoreSuite for Life & Pensions for its Life & Annuities business.

IDITSuite was chosen by the bank for its expansion into Namibia based on its satisfaction with the existing relationship with Sapiens and the successful implementation of Sapiens IDITSuite in South Africa. Sapiens will operate the bank’s core short term systems in Namibia, in addition to a book of business recently acquired there by the bank from another South African insurance company. At this stage, the implementation will focus on personal lines of business, including motor, home cover, portable possessions, home contents, and personal liability.

“We are extremely pleased to see our successful implementation in South Africa result in a satisfied customer electing to extend our partnership into a new region,” said Roni Al-Dor, Sapiens President and CEO. “This is the realisation and beginning of a broader African expansion strategy from an operational base in South Africa.”

Sapiens IDITSuite is a digitally led, award-winning, end-to-end, cloud-based modular insurance platform; supporting personal and commercial lines of business from acquisition to billing, claims and renewal.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

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Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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